Mail Stop 6010   November 1, 2006

Ms. Mary Beth Clark
Chief Executive Officer and President
International Food and Wine Consultants, Inc.
201 East 28th Street
New York, NY 10016

> **Re: International Food and Wine Consultants, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed October 27, 2006**
> **File No. 333-136487**

Dear Ms. Clark:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

"15. The market for penny stocks has experienced numerous frauds and abuses . . . ."
page 12

   1. Please revise your disclosure to briefly describe the information contained in
      Schedule 15G, Rule 15g-100.

Management's Discussion and Analysis or Plan of Operation, page 22

Operations, page 22

2. We note that the number of participants in 2006 will be approximately only 28, which is less than half of your participants in the previous two fiscal years. Do you expect that you may be unable to cover your estimated minimum fixed costs of $145,000 in 2006? If so, please expand your disclosure to discuss the expectations you have regarding your 2006 fiscal year financial results.

July 31, 2006 and 2005, page 23

3. Please elaborate your response to comment 10 by including a more detailed discussion of the following:
   - Explain the fluctuations in gross margin as a percent of revenues between the interim periods and the year-ends;
   - Expand your discussion in the last paragraph on page 24 to include all nine months presented on your statements of operations, where you discuss the general expenses of $6,425 incurred during the first six months of 2006; and
   - Explain why the selling and administrative costs increase so significantly in the third quarter compared to the six month period ending at the second quarter.

Liquidity, page 25

4. We note your response to our prior comment 12 and reissue that comment. In your response you reference the third paragraph in the Liquidity section as describing the agreement relating to loans. This paragraph appears to describe the terms of the loan agreement under Exhibit 10.2 relating to offering expenses, with the exception of the loan balance outstanding under Exhibit 10.3. Please expand your disclosure regarding Exhibit 10.3 in the fifth paragraph in the Liquidity section to describe all material terms. For example, your disclosure should include the fact that in addition to deferring compensation, your president may loan funds to the company.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gary B. Wolff, P.C.
        805 Third Avenue, 21st Floor
        New York, NY 10021